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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Horizon Offshore, Inc.
(Name of Issuer)
Common Stock, par value $.00001 per share
(Title of Class of Securities)
44043J105
(CUSIP Number)
Patrick H. Daugherty, Esq.
Highland Crusader Offshore Partners, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	44043J105	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO-Funds of investment company clients

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

2

CUSIP No.	44043J105	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Highland Crusader Fund GP, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3899914

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

3

CUSIP No.	44043J105	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Highland Crusader GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-3899877

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

CUSIP No.	44043J105	Page	5	of	13

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN
(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

CUSIP No.	44043J105	Page	6	of	13

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

4

CUSIP No.	44043J105	Page	7	of	13

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		56,083,170

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		56,083,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	56,083,170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1) Based on 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006.

5

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2005 and amended on December 14, 2005 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
The Introduction is amended to add:
     On December 23, 2005, the Issuer entered into exchange agreements (the “Exchange Agreement”) with certain holders, including Crusader, of its 8% Subordinated Secured Notes due March 31, 2010 (the “8% Notes”) for the exchange of 13,829,169 shares of its common stock for approximately $5.2 million in aggregate principal amount (plus accrued and unpaid interest) of 8% Note debt, at an exchange ratio of one share of common stock for each $0.38 of 8% Note debt exchanged. Crusader received 3,804,864 shares of Common Stock in exchange for approximately $1.4 million in 8% Notes held by Crusader.
Item 2 is amended and restated as follows:
Item 2. Identity and Background
     The names of the persons filing this Schedule 13D are Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), Highland Crusader Fund GP, L.P., a Delaware limited partnership (“Crusader Fund GP”), Highland Crusader GP, LLC, a Delaware limited liability company, (“Crusader GP”) Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero, a United States citizen. Crusader, HCMLP, Strand and Mr. Dondero are collectively referred to herein as the “Reporting Persons.”
     (b) The principal business address of Crusader, Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) This Schedule 13D is filed on behalf of Crusader, Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero. Crusader Fund GP is the general partner of Crusader. Crusader GP is the general partner of Crusader Fund GP. HCMLP is the sole member of Crusader GP. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.
     The principal business of Crusader, is purchasing, selling and holding securities for investment purposes. The principal business of Crusader Fund GP, is serving as the general partner of Crusader. The principal business of Crusader GP, is serving as the general partner of Crusader Fund GP. The principal business of HCMLP, a registered investment advisor, is acting as investment advisor to various entities, including Crusader. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.
     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) Crusader Fund GP, Crusader GP , HCMLP and Strand were organized under the laws of the State of Delaware. Crusader was organized under the laws of Bermuda. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is amended and restated as follows:
     Pursuant to the Recap Agreement, Crusader exchanged approximately $5.62 million aggregate principal amount of Subordinated Notes for a portion of the Common Stock and Series B Preferred Stock received by Crusader. Pursuant to the Exchange Agreement, Crusader exchanged approximately $1.4 million aggregate principal amount of 8% Notes for 3,804,864 shares of Common Stock. In addition, Crusader provided $8 million under the senior secured financing agreement with the Issuer. These funds were received by Crusader from its hedge fund clients pursuant to its normal business operations.
Item 4. Purpose of Transaction
Item 4 is amended and restated as follows:
     The Reporting Persons are acquiring and intend to hold the shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the shares held by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise or (ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise.
     (a) Crusader received 3,804,864 shares of Common Stock in exchange for approximately $1.4 million in 8% Notes held by Crusader. In addition, the Issuer has filed a registration statement on Form S-3 for the sale of 60,000,015 shares of Common Stock on behalf of certain selling stockholders including, 5,107,471 shares to be sold by Crusader.
     Other than as described above and in “Introduction” above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
     (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the 759,371,016 shares of Common Stock outstanding based on information provided by the Issuer to the Reporting Person on January 4, 2006) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

(b)	Sole	Shared	Percentage	Sole	Shared
	Voting	Voting	of	Dispositive	Dispositive
	Power	Power	Common	Power	Power
			Stock

Highland Crusader Offshore Partners, L.P.	0	56,083,170	7.4%	0	56,083,170
Highland Crusader Fund GP, L.P. (1)	0	56,083,170	7.4%	0	56,083,170
Highland Crusader GP, LLC (1)	0	56,083,170	7.4%	0	56,083,170
Highland Capital Management, L.P. (1)	0	56,083,170	7.4%	0	56,083,170
Strand Advisors, Inc. (1)	0	56,083,170	7.4%	0	56,083,170
James Dondero (1)	0	56,083,170	7.4%	0	56,083,170

(1)	Because of the relationships described herein, Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock held by Crusader. Crusader Fund GP, Crusader GP, HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the shares of Common Stock held by such entities, except to the extent of their pecuniary interest therein.
Although the Reporting Persons had interests which may have been generally aligned with other parties to the Recap Agreement (and all such parties agreed to vote their shares in a particular manner), the Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.
     (c) Pursuant to the Exchange Agreement, Crusader received 3,804,864 shares of Common Stock in exchange for approximately $1.4 million in 8% Notes held by Crusader.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended and restated as follows:
     a. The Recap Agreement. The Recap Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule 13D.
     b. The Financing Agreement. Pursuant to the Financing Agreement, the lenders under the Financing Agreement extended credit to the Issuer consisting of (a) a $30 million senior secured term loan A facility bearing interest at 15% per annum, payable monthly 10% in cash and 5% paid-in-kind, maturing on March 31, 2007, and requiring a monthly principal payment of $500,000 beginning July 2005 and (b) a $40 million senior secured term loan B facility, bearing interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind and maturing on March 31, 2007. The Issuer paid a $1.4 million closing fee in connection with the Financing Agreement, and is required to pay quarterly, in cash, a loan servicing fee of 0.5% per annum based upon the aggregate unpaid principal balance of the loans. Upon an event of default under the Financing Agreement, the interest rate on each loan increases 2%, payable in cash on demand.
     The loans under the Financing Agreement are collateralized by the pledge of the Issuer’s equity interests in its subsidiaries that are loan parties to the Financing Agreement, the Issuer’s accounts receivable, first or second mortgages on all of the Issuer’s vessels, second liens on the Issuer’s Port Arthur and Sabine marine facilities, the cash securing the letter of credit under the Issuer’s contract with the Israel Electric Corporation, the Issuer’s outstanding claims and receivables from Pemex and Williams, and the Issuer’s future assets. The term loan A is repaid from the collateral securing the new senior secured credit facility in priority to the term loan B. The holders of the Subordinated Notes agreed to release the collateral that secured the Subordinated Notes in favor of the lenders under the Financing Agreement.
     The Financing Agreement has covenants that, among other things, subject to a few limited exceptions, require the Issuer to grant the lenders a security interest in any property the Issuer acquires and restrict the Issuer’s ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments, pay dividends, make payments and settle its Pemex claims without the consent of the lenders under the Financing Agreement. The Financing Agreement also has the same financial covenants as the Issuer’s existing credit facilities, which were amended in connection with the recapitalization and financing transactions described above. In addition, any events of default under the Financing Agreement could result in acceleration of the Issuer’s indebtedness.
     c. The Exchange Agreement is described/referred to in the Introduction and Items 3, 4 and 5 of this Schedule 13D.
     The descriptions of the Recap Agreement, the Financing Agreement and the Exchange Agreement contained in this Schedule 13D are qualified in their entirety by the complete text of the documents, copies of which are filed as exhibits to this Schedule 13D.
Item 7. Material to be Filed as Exhibits.
Exhibit 7(a). Recapitalization Letter Agreement, dated as of March 31, 2005, by and among the Issuer and the holders of Subordinated Notes specified therein (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed on April 5, 2005).
Exhibit 7(b). Financing Agreement, dated as of March 31, 2005, by and among the Issuer, Horizon Offshore Contractors, Inc. and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on April 5, 2005).
Exhibit 7(c). Exchange Agreement, dated as of December 23, 2005, by and among the Issuer and the Holders (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on December 29, 2005).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 17, 2006

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By:	Highland Crusader Fund GP, L.P., its general partner
By:	Highland Crusader GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER FUND GP, L.P.
By:	Highland Crusader GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER GP, LLC
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
Name:	James Dondero
Title:	President

/s/ James Dondero
James Dondero

APPENDIX I
     The name of each director and officer of Strand is set forth below. Unless otherwise indicated, the business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Pat Daugherty	Secretary
J. Kevin Ciavarra	Assistant Secretary
Todd A. Travers	Assistant Secretary
Appu Mundassery	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Assistant Treasurer